Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Year ended July 31,
	2009	2008	2007	2006	2005
Earnings
Income from continuing operations	$45,840	$23,881	$12,615	$6,931
Fixed charges	7,295	2,703	2,928	2,236
Amortization of capitalized interest	262	202	239	177
Less interest capitalized	(102)	(175)	(314)	(379)

Adjusted earnings	53,295	26,610	15,468	8,966

Fixed charges:
Interest expensed	$6,360	$1,794	$1,847	$1,491
Interest capitalized	102	175	314	379
Estimate of interest within rental expense	833	733	767	367

Total fixed charges	$7,295	$2,703	$2,928	$2,236

Ratio of earnings to fixed charges	7.3	9.8	5.3	4.0	N/A

*	Computation of ratio of earnings to fixed charges is not applicable for our fiscal year ended July 31, 2005, because at that time we were an agricultural cooperative and reported net proceeds rather than earnings.